UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934




                           For the date of 10 June 2004

                   ALLIED IRISH BANKS, public limited company

             Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________







FOR IMMEDIATE RELEASE                                             10 JUNE 2004

                           ALLIED IRISH BANKS, P.L.C.

              UPDATE ON AIB FOREIGN EXCHANGE CHARGES INVESTIGATION

Dublin, Ireland ("AIB") (NYSE:AIB)

On 11 May 2004, the Chairman of AIB, Mr Dermot Gleeson, announced that an independent investigation of certain foreign exchange charges made by AIB had been instigated in consultation with IFSRA. It was expected by AIB that this investigation would be completed by mid June.

On 14 May AIB announced, with the approval of IFSRA, that Mr Lauri McDonnell had been appointed to act as independent assurer of the investigation.

The investigation is being carried out by independent investigating accountants from Deloitte approved by IFSRA and AIB.

Mr Mc Donnell's role is to provide assurance to IFSRA and the AIB Board of the integrity and independence of the investigation.

The investigation will now cover all charges from 1996 which were notifiable to the Regulator. Having been advised by IFSRA, Mr McDonnell and Deloitte, AIB has now agreed that more time is required to progress the work. A first report, compiled by Deloitte with Mr McDonnell's independent assurance, will be rendered to IFSRA and AIB before the end of July.

It is planned that this report will deal with the amount of overcharging involved, including the interest payable, and the number of customers affected. This will be followed shortly afterwards by a second report which will determine why the overcharging occurred and why it was allowed to persist for such a long period. An additional report covering systems and control issues will be submitted to AIB and IFSRA as soon as possible after this.

The AIB Board will consider the reports and will determine appropriate actions in light of its conclusions and findings as well as any regulatory findings and requirements made by IFSRA. AIB has already lodged EUR25m with the Central Bank to cover the expected cost of reimbursing customers.

                                     -Ends-

For further information please contact:

Alan Kelly                                        Catherine Burke
Head of Capital & Group Investor Relations        Head of Corporate Relations
AIB Group                                         AIB Group
Bankcentre                                        Bankcentre
Ballsbridge                                       Ballsbridge
Dublin 4                                          Dublin 4
Tel: +353-1-6600311 ext. 12162                    Tel: +353-1-6600311 ext. 13894

                             Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)




Date  10 June 2004                             By: ___________________
                                                   Gary Kennedy
                                                   Group Director, Finance,
                                                   Risk and Enterprise
                                                   Technology
                                                   Allied Irish Banks, p.l.c.